FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the “Company”) dated December 8, 2016, announcing that the  pricing of the Company’s $15 million public offering of 10,000,000 of its common shares and class A warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: December 8, 2016

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. PRICES $15 MILLION OFFERING

December 8, 2016 – Athens, Greece – Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ:SHIP) announced today the pricing of its $15 million public offering of 10,000,000 common shares and class A warrants, at a combined price to the public of $1.50 per common share and class A warrant. The offering is expected to close on or about December 13, 2016. The Company estimates that the net proceeds from the offering, after deducting the underwriting discount and offering expenses, will be approximately $13,380,000. The net proceeds of the offering are expected to be used for debt repayment, vessel acquisitions in accordance with the Company’s growth strategy and general corporate purposes.

Maxim Group LLC is acting as sole manager for the offering. The Company has granted Maxim Group LLC a 45-day option to purchase up to an additional 1,500,000 common shares and/or 1,500,000 class A warrants to cover over-allotments, if any.

Each class A warrant will be immediately exercisable for one common share at an exercise price of $2.00 per share.  The class A warrants will expire five years from issuance, but the Company may call the warrants for cancellation upon 10 trading days prior written notice commencing 13 months after issuance, subject to certain conditions, including the volume weighted average price of the Company’s common shares exceeding $7.00 for a period of 10 consecutive trading days. The class A warrants have been approved for listing on the Nasdaq Capital Market and are expected to trade under the ticker symbol “SHIPW” beginning on December 8, 2016.

A registration statement relating to the securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2016. The offering was made by means of a preliminary prospectus that was included in the registration statement, and a final prospectus is expected to be filed on or about December 9, 2016. Copies of the final prospectus relating to this offering will be available on the SEC’s website, www.sec.gov, and may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174, Attn: Prospectus Department, or by telephone at (800) 724-0761.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.

Following the scheduled delivery during December 2016 of the additional Capesize vessel the Company has agreed to acquire, the Company will own a modern fleet of ten dry bulk carriers, consisting of eight Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,503,369 DWT and an average fleet age of about 7.9 years. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including the Company’s offering of securities. Words such as “may,” “should,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s ability to continue as a going concern; the Company’s operating or financial results; the Company’s liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel vales and factors affecting vessel supply and demand; the Company’s failure to contemplate future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue, Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com